UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☒ Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes☐ No ☒

Item
1.	English translation of a notice submitted to the Comisión Nacional de Valores (CNV) dated March 20, 2017

Buenos Aires, March 20, 2017

National Securities Commission

25 de Mayo 175

Autonomous City of Buenos Aires

Ref: Purchase offer of our subsidiary Cordial Microfinanzas S.A.– RELEVANT MATTER

To whom it may concern,

I am glad to address this Commission in my capacity as Responsible for Market Relations in order to inform you that the Board of Directors of Grupo Supervielle S.A., together with our subsidiary Banco Supervielle S.A. (collectively "Supervielle"), has resolved to accept an offer received from Ciudad Microempresas S.A., a company whose shareholders are Corporación Buenos Aires Sur and Banco de la Ciudad de Buenos Aires, to purchase the totality of shares of Supervielle’s subsidiary Cordial Microfinanzas S.A..

The transaction, once consummated, will comprise all the shares of Cordial Microfinanzas S.A. owned by Grupo Supervielle S.A. and Banco Supervielle S.A., as detailed below:

1. Grupo Supervielle S.A.: twelve million two hundred nineteen thousand four hundred seventy-two (12,219,472) shares, representing 87.5% of the capital stock of Cordial Microfinanzas S.A., and

2. Banco Supervielle S.A.: one million seven hundred forty-five thousand six hundred thirty-two (1,745,632) shares, representing 12.5% of the capital stock of Cordial Microfinanzas S.A..

Closing of the transaction is subject to the prior satisfaction of the conditions contained in the offer, and the closing will be announced as soon as it occurs. The price offered and accepted totals Ps. 46,500,000, and will be paid on the actual date of the closing of the transaction.

As of December 31, 2016, Cordial Microfinanzas operated through 5 branches, had a total loan portfolio of Ps. 192 million, and held assets representing 0.39% of the total assets of Grupo Supervielle. Its contribution to the net income of Grupo Supervielle in 2016 was 0.78%.

Cordial Microfinanzas S.A. was created in 2007 by Grupo Supervielle S.A. to service the microfinance market in Argentina and with the objective of providing technical and financial assistance to micro-entrepreneurs to meet the needs related to their productive, commercial and service activities, thereby contributing to the development of their entrepreneurial capacity. This sale comes as a result of the need to focus Supervielle’s resources in designated strategic segments.

Without further ado, I greet you attentively.

Yours faithfully, _______________________ Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: March 20, 2017	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer